Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AllCertified Inc.
233 S 6th Street, Suite 1309
Philadelphia, PA 19106
www.allcertified.ai

Up to $1,000,000.00 in Class B Shares at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AllCertified Inc.
Address: 233 S 6th Street, Suite 1309, Philadelphia, PA 19106
State of Incorporation: PA
Date Incorporated: May 27, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Class B Shares
Offering Maximum: $1,000,000.00 | 250,000 shares of Class B Shares
Type of Security Offered: Class B Shares
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $400.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Early Bird Bonus

Invest within the first 9 days and receive 5% bonus shares

Amount-Based:

$4,000+ | Tier 1

Invest $4,000+ and receive 5% bonus shares + Monthly State-Of-The-Union Company newsletter update

$8,000+ | Tier 2

Invest $8,000+ and receive 10% bonus shares + Monthly State-Of-The-Union Company newsletter update + Invitation to live monthly CEO Q&A ZOOM call

$15,000+ | Tier 3

Invest $15,000+ and receive 20% bonus shares + Monthly State-Of-The-Union Company newsletter update + Invitation to live monthly CEO Q&A ZOOM call + Private invitation to a 2-day live Web3 business retreat: showcasing new and upcoming Web3 technologies

Audience-Based:

Friends and Family will receive an additional 15% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AllCertified, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares of Common Stock for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

NFT collectibles are a multi-billion dollar worldwide market.(ex1) And all fans, collectors, and investors know that autographed collectibles are worth huge multiples vs. unsigned pieces. AllCertified’s patent-pending NFT technology toolkit, enables individuals 24x7 via smartphone to create and affix authenticated digitized autographs to NFTs. We do not mint NFTs, we do not host digital wallets, and we do not operate an NFT marketplace or auction site. Being “Switzerland” and aiming to work closely with all of the largest global 55+ (and growing) NFT marketplaces, our B2B business model thwarts NFT frauds, fakes and scams. This “picks and shovels” strategy guarantees multiple on-going revenue streams in our target markets of Sports, Music, TV-Movies-Theater, Art-Museums-Fashion, and Social Media Influencers.

To generate revenue, we use our B2B business model to partner with the NFT minting businesses, marketplaces, and auction sites, to whom we send the digitized autograph signature, the related metadata, and the appropriate smart contract. We then charge a fee and receive royalties from the sale of every NFT that has been digitally signed using our technology.

Today all IP is 100% personally owned by the founder/ CEO. Within the next 30 days, for the sum of $1.00 all IP will be fully transferred to the Company. The patent-pending technology is our IP moat, with a PCT filing effective in 156 countries of the international patent treaty. Our on-boarded talent pool can view, and decide to accept or decline affixing their digitized autograph to an NFT, via 24x7 worldwide access from a smartphone. Our authenticating validation tech ensures it is the actual celebrity viewing and approving their autograph to be affixed to the NFT. The digitized authenticated autograph, all related metadata, the smart contract and blockchain certification are all part of Allcertified's process flow.

Allcertified is a C Coporation formed on May 27, 2021 organized under the laws of the State of Pennsylvania.

Competitors and Industry

$50bill - total 2020 worldwide market of physical/ conventional art through auctions and galleries

$41bill - total 2021 worldwide sales of NFT collectibles

The NFT collectibles market is separate and totally decoupled from the wide volatility of crypto currency speculation.

The Company currently competes with only one other company that offers autographed NFTs: Autograph (https://autograph.io/). While Autograph has gained early traction because of being owned by Tom Brady, it does not have the technology paltform or functional ability for individuals to create, manage and monitize their customized digitized autographs to be affixed to NFTs. Autograph simply offers static NFT images, those images having been be previously signed by athletes/ celebrities before minitng. However, with Autograph recently closing a $170million funding round led by Andreessen Horowitz and Kleiner Perkins, this validates the upside potential of the Company's business model, its postion in the industry, and the value of the IP moat created by its patent-pending technology.

Current Stage and Roadmap

The powerful arguments for AllCertified's business strength:

1) Global patent-protected IP for a huge, fast growing worldwide market

2) First mover advantage in authenitcating digitized autographs

3) Initial and perpetuity royalty streams

4) "Neutral Switzerland" in working with everyone in the NFT space

5) Providing key picks-and-shovels for the NFT gold rush

6) The steady flow of new athletes, artists, musicians, TV-movie personalities, social media influencers moving into the space

The Company's efforts for the next few years will be focused on creating and aligning its B2B partnerships, launching new category lines and products, and international expansion (our AWS cloud platform allows for global scaling) by developing international licensees with those NFT/ Web3 industries leaders in their own respective countries.

The Team

Officers and Directors

Name: Adam Eckstein

Adam Eckstein's current primary role is with IQVIA. Adam Eckstein currently services <5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 31, 2022 - Present
  Responsibilities: Overall business strategy, guidance and direction. Not a paid position.

Other business experience in the past three years:

- **Employer:** IQVIA
  Title: Associate Director, IT Business Solutions
  Dates of Service: September 04, 2004 - Present
  Responsibilities: Process development, data management, and DaaS (data as a service) deployment.

Name: Dennis Egen

Dennis Egen's current primary role is with Engine Room Technology Company. Dennis Egen currently services >10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 31, 2022 - Present
  Responsibilities: Technology and software development advisement. Not a paid position.

- **Position:** Chief Technology Officer
  Dates of Service: May 31, 2022 - Present
  Responsibilities: Responsible for developing, implementing, managing and evaluating the company's technology resources.

Other business experience in the past three years:

- **Employer:** Engine Room Technology Company
  Title: Founder/ Owner
  Dates of Service: April 07, 2014 - Present
  Responsibilities: CEO/ President

Name: Michael Eckstein

Michael Eckstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO, President, Secretary, and Treasurer
  Dates of Service: May 27, 2021 - Present
  Responsibilities: Full management, business and P&L responsibilities. Annual salary compensation is $120,000 per annum

- **Position:** Director
  Dates of Service: May 27, 2021 - Present
  Responsibilities: Over business guidance, policy creation, corporate governance and BOD coordination

Other business experience in the past three years:

- **Employer:** The Topaz Group
  Title: Founder-CEO
  Dates of Service: February 15, 2017 - Present
  Responsibilities: With 40+ years as a C-level IT marketing and business development executive, The Topaz Group is the legal entity under which Michael Eckstein executes consulting contracts. He has been engaged for numerous senior level positions with both Fortune 500 corporations and early-stage startups. Examples of these engagements include assignment by the Government of Israel as its North American Software Development Executive, and serving as the CEO of the technology subsidiary of PA Blue Shield (providing IT support to 42,000 healthcare providers in Pennsylvania).

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A equity shares in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum

amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
AllCertified's revenue model and business is directly associated with the NFT global marketplace, which is forecasted to be $13.6Billion by 2027, with a CAGR of 35% (click reference document link below) https://www.globenewswire.com/news-release/2022/05/13/2442960/0/en/The-global-NFT-market-size-is-expected-to-grow-from-USD-3-0-billion-in-2022-to-USD-13-6-billion-by-2027-at-a-Compound-Annual-Growth-Rate-CAGR-of-35-0-from-2022-to-2027.html

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
AllCertified was formed on May 27, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AllCertified has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a patent-pending NFT toolkit to create and manage authenticated digitized autographs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, copyrights, Internet domain names, and trade secrets. We

believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the SEC (Securities and Exchange Commission), IRS (Internal Revenue Service) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including software programming, credit card and other payment processing services, cloud hosting services, virus and firewall protection, encryption algorithms, accounting, legal work, public relations and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AllCertified or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AllCertified could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A possible decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. The risk to the Company in this situation is the value of the payment the Company receives, as its payments are tied to the value of crypto currencies at the time of the NFT sale.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
The Topaz Group (Michael Eckstein owns 100%)	1,300,000	Class A shares	99.0%

The Company's Securities

The Company has authorized Class A shares, Class B Shares, and 6% Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 250,000 of Class B Shares.

Class A shares

The amount of security authorized is 5,000,000 with a total of 1,300,000 outstanding.

Voting Rights

Class A shares shall be entitled to ten (10) votes per share.

Material Rights

The total amount of shares that the corporation may currently issue is 5,000,000. Pennsylvania law does not require corporations to authorize amounts for specific classes. As of the launch date, 1,300,000 of the 5,000,000 shares available for issuance have been issued as Class A shares.

Automatic Conversion

Upon transfer of Class A shares by the current owner to any other person or entity, whether by sale, gift or otherwise, the Class A shares shall convert to Class B shares.

Drag-Along Rights. If at any time shareholders holding at least fifty-one (51) percent of votes of the issued and outstanding shares ("Drag-Along Shareholder") receive an offer from a proposed transferee to purchase all of the capital stock of the Corporation, then Drag-Along Shareholders shall have the right to elect to cause the other shareholders (the "Other Shareholders") to sell, and such Other Shareholders shall be obligated to sell to the Proposed Transferee, at the same price per share and other terms and conditions as involved in such sale by the Drag-Along Shareholder to such Proposed Transferee, all of the shares of capital stock of the Corporation owned by such Other Shareholders.

Class B Shares

The amount of security authorized is 5,000,000 with a total of 144,443 outstanding.

Voting Rights

Holders of Class B shares shall be entitled to one (1) vote per share.

Material Rights

The total amount of shares that the corporation may currently issue is 5,000,000. Pennsylvania law does not require corporations to authorize amounts for specific classes. As of the launch date, 144,443 of the 5,000,000 shares available for issuance have been issued as Class B shares.

Drag-Along Rights. If at any time shareholders holding at least fifty-one (51) percent of votes of the issued and outstanding shares ("Drag-Along Shareholder") receive an offer from a proposed transferee to purchase all of the capital stock of the Corporation, then Drag-Along Shareholders shall have the right to elect to cause the other shareholders (the "Other Shareholders") to sell, and such Other Shareholders shall be obligated to sell to the Proposed Transferee, at the same price per share and other terms and conditions as involved in such sale by the Drag-Along Shareholder to such Proposed Transferee, all of the shares of capital stock of the Corporation owned by such Other Shareholders.

6% Convertible Note

The security will convert into Class a voting shares and the terms of the 6% Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: June 30, 2024
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: $5.0mill equity financing before matur

Material Rights

There are no material rights associated with 6% Convertible Note.

What it means to be a minority holder

As a minority holder of AllCertified, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: On-going operating expenses
  Date: January 25, 2022
  Offering exemption relied upon: Rule 501 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to under Section 4(a)(2) of the Securities Act.

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80.00
  Number of Securities Sold: 800,000
  Use of proceeds: General operations

Date: May 27, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $8.89
  Number of Securities Sold: 88,888
  Use of proceeds: General operations.
  Date: November 17, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $55.56
  Number of Securities Sold: 555,555
  Use of proceeds: General operations
  Date: May 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

If needed, the Founder-CEO of the company can self-fund all pre-revenue cashflow needs for 9-12 months

Foreseeable major expenses based on projections:

As the company's technology stack is already working/ tested/ commericalized, the major expenses will be staffing and marketing (social media, conventions, advertising, PR) -- all of which are variable and can be modified up/down as needed.

Future operational challenges:

Securing both manangement and executive level staff to digest the anticpated upcoming business opportunities

Future challenges related to capital resources:

We don't foresee any future challenges relating to capital resources; we have a strong story and business model, patent-pending technology with global first-to-file status in 156 countries, and a first-mover advantage in a market that is growing exponentially.

Future milestones and events:

All on the upside: Web3 and all its components (NFT, blockchain, DeFi, metaverse) becoming mainstream we believe will have a turboboosting effect on the company (McKinsey forecasts Web3, metaverse and all associated technologies will be a $5.0trillion market by 2030)

Operational milestones within next 12-15 calendar months: 1) turning cashflow positive 2) at least 3 alliances/ collaborations with IP content owners (movie studios, artists, sports teams, etc.) 3) on-boarded a minimum of 25 individuals as part of the AllCertified talent portfolio 4) 10 successful NFT project launches w/ NFT minting-marketplace sites

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To date the Founder-CEO has self funded the company both through personal wealth and personal lines of credit. The CEO has up to $250,000 of cash available and up to $150,000 of additional lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The crowdfunding raise will faciliate the hiring of critical management and executive level staff to faciliate company growth. Given that there haven't been any revenue, apart from the Founder's cash the crowdfunding raise will account for almost all of our available capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes - crowdfunding will enable the hiring of needed staff, plus kick in the required marketing, bizdev, advertising and PR efforts.

At the end of our crowdfunding raise we estimate that 85% of the total company funds will be from the crowdfunding raise.

Founder has an additional $250,000 of liquid cash plus bank and credit card lines of credit of $150,000.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

From 9-12 months. Postitive cashflow will enable the company to self-fund well before this milestone is reached, based upon proforma financial forecast models. Our burn rate is variable but has been a bit under $3k per month.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that if we raise the maximum through this raise we can operate in excess of 2+ years. In this scenario we do anticipate our burn rate increasing as we enact growth strategies previously mentioned.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

1) Founder's personal wealth and lines of credit
2) Using StartEngine for on-going captial raises if needed

Indebtedness

- **Creditor:** Joe Greco
  Amount Owed: $2,778.00
  Interest Rate: 6.0%
  Maturity Date: June 30, 2024

- **Creditor:** The Topaz Group
  Amount Owed: $33,059.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** The Topaz Group
  Names of 20% owners: Michael Eckstein

Relationship to Company: Officer
Nature / amount of interest in the transaction: The Topaz group has paid $33,059.00 in expenses on behalf of AllCertified.
Material Terms: 0% interest.

Valuation

Pre-Money Valuation: $5,777,772.00

Valuation Details:

NFTs are collectibles, and fans/ collectors/ investors all understand the autographed collectibles can command huge multiples vs. unsigned pieces.

AllCertified has a patent-pending NFT toolkit that enables individuals to create, manage and affix their authenticated digital autographs to NFTs.

Our business model is B2B: we do not mint NFTs or host an NFT marketplace or auction site. Being a "neutral Switzerland" we work with all NFT minting and marketplace sites to porivde those services described above.

We're the picks-and-shovels provider, with a bright future to take advantage of the McKinsey projected $5Trillion 2030 Web3/metaverse space.

The Company currently competes with only one other company that offers autographed NFTs: Autograph (https://autograph.io/). While Autograph has gained early traction because of being owned by Tom Brady, it does not have the technology paltform or functional ability for individuals to create, manage and monitize their customized digitized autographs to be affixed to NFTs. Autograph simply offers static NFT images, those images having been be previously signed by athletes/ celebrities before minitng. However, with Autograph recently closing a $170 million funding round led by Andreessen Horowitz and Kleiner Perkins, this validates the upside potential of the Company's business model, its postion in the industry, and the value of the IP moat created by its patent-pending technology.

https://nftcable.io/news/mckinsey-companys-new-research-shows-the-metaverse-could-grow-up-to-5-trillion-in-value-by-2030/

This valuation was calculated internally without the use of any formal third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock, outstanding options or warrants or shares reserved for issuance under and stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering

Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  39.0%
  Social media initiatives, T&E conference attendance, advertising in and on Web3 sites & blogs, on-going newsletters and press releases
- *Company Employment*
  35.0%
  The recruitment and hiring of both senior executives and management team members
- *Research & Development*
  8.0%
  Ongoing upgrades and improvements to both website, smartphone apps, automation of blockchain and smart contract APIs
- *Operations*
  11.5%
  On-going monthly cloud hosting charges, third part licenses, legal and accounting services
- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.allcertified.ai (https://www.allcertified.ai/regulatory-documents/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/allcertified

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AllCertified Inc.

[See attached]

ALLCERTIFIED INC.

FINANCIAL STATEMENTS
FROM INCEPTION (MAY 27, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
AllCertified Inc.
Philadelphia, Pennsylvania

We have reviewed the accompanying financial statements of AllCertified Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (May 27, 2021) to December 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 9, 2022
Los Angeles, California

ALLCERTIFIED INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		-
STOCKHOLDERS EQUITY		
Common Stock		89
Additional Paid in Capital		171,660
Retained earnings/(Accumulated Deficit)		(171,749)
Total stockholders' equity		-
Total liabilities and stockholders' equity	**$**	-

See accompanying notes to financial statements.

ALLCERTIFIED INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

Inception (May 27, 2021)		December 31, 2021
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		66,522
Research and development		105,227
Total operating expenses		171,749
Operating income/(loss)		(171,749)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(171,749)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(171,749)**

See accompanying notes to financial statements.

ALLCERTIFIED INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date May 27, 2021	-				
Issuance of Common Stock	888,888	$ 89	$ 171,660		$ 171,749
Net income/(loss)	-	-		$ (171,749)	(171,749)
Balance—December 31, 2021	**888,888**	**$ 89**	**$ 171,660**	**$ (171,749)**	**$ -**

See accompanying notes to financial statements.

ALLCERTIFIED INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of inception (May 27, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(171,749)
Net cash provided/(used) by operating activities		**(171,749)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of tangible assets		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		171,749
Net cash provided/(used) by financing activities		**171,749**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

AllCertified Inc. was incorporated on May 27, 2021, in the state of Pennsylvania. The financial statements of AllCertified Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philadelphia, Pennsylvania.

AllCertified is an NFT toolkit company, with patent-pending technology that on a 24x7 worldwide basis enables individuals to create, manage and monetize their authenticated digital signature to be affixed to NFTs. AllCertified is a B2B company, working collaboratively with all NFT minting, marketing and auction sites, and original content IP owners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

AllCertified Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its NFTs services through cooperation with FT minting, marketing and auction sites, and original content IP owner.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2021, 888,888 shares have been issued and are outstanding.

4. DEBT

The company had no debt outstanding as of December 31, 2021.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(53,225)
Valuation Allowance		53,225
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(53,225)
Valuation Allowance		53,225
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $171,749, and the Company had state net operating loss ("NOL") carryforwards of approximately $171,749. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During 2022, the major shareholder, Topaz Group, made payments of expenses on behalf of the company AllCertified Inc. in the amount of $33,059. The amount is planned to be repaid in the fourth quarter of 2022.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 9, 2022, which is the date the financial statements were available to be issued.

On January 19, 2022, the Company issued a Convertible Note Agreement in the amount $100,000. The note bears an interest rate of 6% per annum.

During 2022, the Company issued 555,555 Common Stock. As of July 9, 2022, the total number of Common Stock issued and outstanding is 1,444,443.

During 2022, the major shareholder, Topaz Group, made payments of expenses on behalf of the company AllCertified Inc. in the amount of $33,059. The amount is planned to be repaid in the fourth quarter of 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

AllCertified

NFT Patent-Pending Digital Autograph Toolkit


TM
AllCertified
Blockchain
Biometrics
www.AllCertified.ai
BREAKTHROUGH
PATENT-PENDING
NFT AUTOGRAPH TOOLKIT
For individuals & IP content owners to create, manage, and affix authenticated autographs to NFTs, for both current revenue streams, and for perpetual royalties.

Website · Philadelphia, PA · TECHNOLOGY

$0.00 raised

0 Investors	$5.78M Valuation
$4.00 Price per Share	$400.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

OVERVIEW

Our authentication process dramatically reduces fraudulent NFT transactions

AllCertified has taken a group of NFT gurus, fintech programmers, cryptocurrency miners, and IP lawyers to create a real-time blockchain authentication technology for NFTs. These authentic digital autographs are biometrically linked to a person who approves the NFT, say a pop star or famous artist, which ensures authenticity of the NFT artwork and elevates its value.


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Our B2B business model addresses the issue of NFT frauds and ensures NFT marketplaces and auction sites that partner with us do not fall victim to fraudulent NFT transactions.


NFT

THE PROBLEM

Counterfeit NFTs cheapen the value of their art and pose significant legal risks for NFT marketplaces and auction houses

While NFTs have surged in popularity due to their collectability and head turning art, the unfortunate prevalence of counterfeits and frauds is on the rise (source). What's worse, due to the fresh existence of this market, monitoring stolen or fraudulent NFTs is incredibly difficult (source).

This illegal activity lessens the value of NFTs and places NFT marketplaces and auction houses, as well as anyone who buys a fraudulent NFT, in legally precarious situations. We believe the NFT market needs a technology that verifies every NFT's authenticity if the market is to combat the growing problem of frauds.


NFT

THE SOLUTION

Our patent-pending NFT toolkit is a visionary breakthrough, enabling individuals to personally create, manage and monetize the affixing of their digital autographs to NFTs

With its integrated technology stack, AllCertified has created a simple yet genius solution to the problem of fraudulent NFTs: a digital autograph. Once we on-board an individual, verify their identify and capture their digitized autograph, every time they are presented with an NFT to sign and approve their digitized autograph to be affixed, our patent-pending authentication technology works with the NFT minting/ marketplace site to affix the digitized autograph of the validated and authorized individual, be it Madonna, Banksy, or Steph Curry. Biometrics and validation of every celebrity guarantees authenticity. By utilizing blockchain technology, meta data, and smart contract technology, we can guarantee that the celebrity's signature is genuine, thus adding value to the collectible NFT.



To generate revenue, we use our B2B business model to partner with the NFT minting businesses, marketplaces, and auction sites, to whom we send the digitized autograph signature, the related metadata, and the appropriate smart contract. We then charge a fee and receive royalties from the sale of every NFT that has been digitally signed using our technology.


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AllCertified
Tracy Krallster
Signed 07-01-21 1019hrs GMT
Blockchain ID Y56P-YR4S-B5
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THE MARKET

We are trailblazing the NFT industry with our technology

We believe our groundbreaking technology could not come at a better time. With 2021 worldwide NFT sales exceeding $40 billion, the need for blockchain-authenticated verification is surging (source). AllCertified is the ultimate NFT one-two punch. Our cutting-edge technology wards off frauds and scammers, while our flexible business model empowers us to do business with all the major players of the NFT industry since we authenticate their products. This combination and adaptability positions us to tap into massive entertainment markets like sports, music, TV & movies, art, and social media influencers.


NFT
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OUR TRACTION

Our patents are pending and our technology stack is ready

In May 2022, we filed all the required "patent pending" documentation to both protect our IP and secure "first-to-file" status in 156 countries. Moreover, we have fully finalized and tested our technology stack, which includes our smartphone app that is registered and active in both the Apple Store and Google Play Store. We are currently in the process of securing partnerships with prominent NFT marketplaces and auction houses for the launch of our product.



WHY INVEST

Help us end NFT fraud

NFTs have excited the world with their collectability, jaw-dropping stylishness, and potential to appreciate in worth. Our technology offers artists, fans, and marketplaces alike the opportunity to protect their valuable IP from frauds and scammers, while creating for athletes, TV/movie personalities, musicians, etc. both new immediate revenue streams through smart contracts securing on-going NFT royalties in the secondary NFT markets well after their careers have ended. By preventing fraud and proving an NFT's authenticity, AllCertified looks to protect consumers and elevate NFTs' massive market potential. Help keep art genuine and make potentially lucrative dividends by becoming a shareholder today.


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Meet Our Team



Michael Eckstein

Founder/CEO, Director, President, Secretary, and Treasurer

With 40+ years of proven senior-level IT and management expertise, Mr. Eckstein is the visionary leader of AllCertified. His roles and responsibilities have ranged from start-ups to Fortune 500 corporations. Past engagements have included the North American Software Executive for the Government of Israel, CEO for the PA Blue Shield technology subsidiary, and a member of the President Clinton Healthcare Task Force. Mr. Eckstein is widely recognized as the "Godfather of MLB Biomechanics." In 2013 he started the company KinaTrax, which in 2015 worked with the Tampa Bay Rays to install the MLB's first in-stadium 3D motion capture/biomechanics technology platform for in-game analysis and evaluation of the pitching kinetic chain.



Adam Eckstein

Director

- Senior manager for global Fortune 500 pharmaceutical/ clinical trials organization
- Over 18 years of process development, data management, and DaaS (data as a service) deployment
- Large scale database architecture management
- ISO Certification audit and compliance experience



Dennis Egen

CTO & Director

Dennis has enjoyed success over the years in creating and leading the technology vision for agencies building complex, secure, data-driven marketing applications for clients such as Wawa, JPMorgan Chase, Aqua America, Pfizer, Johnson & Johnson, Procter & Gamble, Morgan Stanley, Ogilvy, Publicis, Barclays and many more. All of these applications were data-driven and more than simply brochure- ware sites. Some applications had tens of millions of customer records containing PI (Personal Information), marketing data (segmentation, funnel, analytics), and many hooks to outside systems (SAML, SSO, etc.). Dennis also teaches Software Engineering and Network Security at Rutgers University. Dennis has a B.S. and M.S. in computer science.

Offering Summary

Company	AllCertified Inc.
Corporate Address	233 S 6th Street, Suite 1309, Philadelphia, PA 19106
Offering Minimum	$10,000.00
Offering Maximum	$1,000,000.00
Minimum Investment Amount (per investor)	$400.00

Terms

Offering Type	Equity
Security Name	Class B Shares
Minimum Number of Shares Offered	2,500
Maximum Number of Shares Offered	250,000
Price per Share	$4.00
Pre-Money Valuation	$5,777,772.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Early Bird Bonus

Invest within the first 9 days and receive 5% bonus shares

Amount-Based:

$4,000+ | Tier 1

Invest $4,000+ and receive 5% bonus shares + Monthly State-Of-The-Union Company newsletter update

$8,000+ | Tier 2

Invest $8,000+ and receive 10% bonus shares + Monthly State-Of-The-Union Company newsletter update + Invitation to live monthly CEO Q&A ZOOM call

$15,000+ | Tier 3

Invest $15,000+ and receive 20% bonus shares + Monthly State-Of-The-Union Company newsletter update + Invitation to live monthly CEO Q&A ZOOM call + Private invitation to a 2-day live Web3 business retreat: showcasing new and upcoming Web3 technologies

Audience-Based:

Friends and Family will receive an additional 15% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AllCertified, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares of Common Stock for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The metaverse world of NFTs have exploded onto the global stage. Non-fungible tokens have taken over the collectibles market as the latest format used by collectors and investors alike to acquire unique digital assets that represents owners of real world items like art, video clips, music, and more. AllCertified with its patented pending NFT toolkit technology represents a game changing approach to the global NFT marketplace, its structure, and the way it operates.

If you are an individual athlete, a TV, or movie personality, an artist, musician, or social media influencer, AllCertified has an onboarding process that enables you to affix an authenticated blockchain certified autograph sticker to NFTs for auction, or sale. Think of it as a 24 x 7 smartphone app that enables you to attach your personally created signature to NFTs that you create, or to digital images, or videos in which you appear.

For content, creators and owners such as TV networks, movie studios, streaming services, and concert promoters. As a B2B company, AllCertified partners with NFT established minting, marketplace and auction sites to minimize fraud, hacking, and thwart the creation of illegal NFT derivative images and videos.

We also consider cryptocurrency too volatile, complex and unstable. And that's why 100% of all of our transactions are conducted through credit cards in local currencies. Go ahead, and deep dive into our website and the functionality of our technology. And you will see how AllCertified is setting the standard to create a robust, credible, trustworthy NFT technology platform for both individuals and content owners alike to monetize their value and worth in the world of NFTs.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

Articles of Amendment-Domestic Corporation

(15 Pa.C.S.)

__X__ **Business Corporation (§ 1915)**
____ **Nonprofit Corporation (§ 5915)**

Name **Robert D. Greenbaum**		
Address **PO Box 136,**		
City **Westtown**	State **PA**	Zip Code **19395**

Document will be returned to the name and address you enter to the left.

Fee: $70.00

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:

AllCertified Inc.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) Number and Street	City	State	Zip	County
233 S 6th Street, Apt 1309	Philadelphia	PA	19106	Philadelphia

(b) Name of Commercial Registered Office Provider **County**

c/o:

3. The statute by or under which it was incorporated: **1306**

4. The date of its incorporation: __5/27/2021__

5. ***Check, and if appropriate, complete one of the following:***

__X__ **The amendment shall be effective upon filing these Articles of Amendment in the Department of State.**

____ **The amendment shall be effective on:** ____________ **at** ____________
Date **Hour**

6. *Check one of the following:*

____ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

__X__ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. *Check, and if appropriate, complete one of the following:*

__X__ The amendment adopted by the corporation, set forth in full, is as follows

increase authorized shares from 1,000,000 to 5,000,000

____ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. *Check if the amendment restates the Articles:*

____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 06 day of July, 2022.

AllCertified Inc.
Name of Corporation

Robert D. Greenbaum
Signature

General Counsel
Title

Docketing Statement (Changes)
DSCB: 15-134B

BUREAU USE ONLY

☐ Revenue ☐ Labor & Industry

☐ Other ________________

File Code _________ File Date _________

Part I. Complete for each filing:

Current name of entity or registrant (*survivor or new entity if merger or conslidation*):
AllCertified Inc.

Entity number, if known:		Incorporation/qualification date in PA:			
State of Inc:		Federal EIN:		Specified effective date, if any:	

Part II. Check proper box:

X Amendment (complete Section A)
___ Merger, Consolidation or Division (complete Section B, C, or D)
___ Consolidation (complete Section C)
___ Divison (complete Section D)
___ Conversion (complete Section A & E)
___ Correction (complete Section A)
___ Termination (complete Section H)
___ Revival (complete Section G)
___ Dissolution before Commencement of Business (complete Section F)

X **Section A** - *Check box(es) which pertain to changes:*

___ Name:

___ Registered Office: Number & street/RD number & box number City State Zip County

___ Purpose:

___ Stock (aggregate number of share authorized):________ ___ Effective date: ___________

___ Term of Existence: _______________ ___ Other: _______________

___ **Section B - Merger** *Complete Selection A if any changes to surviving entity:*
Merging Entities are: (*attach sheet for additional merging entities*)

Name: Entity #, if known:

Effective date: Inc./qual. date in PA. State of Inc.

Name: Entity #, if known:

Effective date: Inc./qual. date in PA. State of Inc.

____ **Section C - Consolidation**

Consolidating Entities are: ***(attach sheet for additional consolidating entities)***

Name:

Entity #, if known: **Inc./qual. date in PA.** **State of Inc.**

Name:

Entity #, if known: **Inc./qual. date in PA.** **State of Inc.**

____ **Section D - Division**

Forming new entity(s) named below: (attached sheet for additional entities)

Name: **Entity Number:**

Name: **Entity Number:**

Check one: ____ **Entity named in Part I survives. (any changes, complete Section A)**

____ **Entity named in Part I does not survive.**

____ **Section E - Conversion (complete Section A)**

Check one: ____ **Converted from nonprofit to profit** ____ **Converted from profit to nonprofit**

____ **Section F - Dissolved by Shareholders or Incorporators Before Commencement of Business**

____ **Section G - Statement of Revival** ***(complete ection A for any changes to revived entity.)***

Entity named in Part I hereby revives its charter or articles which were forfeited by Proclamation or expired.

____ **Section H - Statement of Termination** ***(atttach sheet for aditional entitites involved)***

________________ **filed in the Department of State on** __________________ **is/are hereby terminated.**

(type of filing made) **month/date/year** **hour, if any**

If merger, consolidation or division, list all entries involved, other than that listed in Part I:

Name: **Entity Number:**

Name: **Entity Number:**

Entity# : 7293795
Date Filed : 08/29/2022
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZAT[IONS]

Articles of Amendment-Domestic Corporation
(15 Pa.C.S.)

__X__ **Business Corporation (§ 1915)**
_____ **Nonprofit Corporation (§ 5915)**

Name
Robert D. Greenbaum

Address
PO Box 136,

City	State	Zip Code
Westtown	**PA**	**19395**

Document will be returned to the name and address you enter to the left.

Fee: $70.00

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:

AllCertified Inc.

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) Number and Street	City	State	Zip	County
233 S 6th Street, Apt 1309	Philadelphia	PA	19106	Philadelphia

(b) Name of Commercial Registered Office Provider **County**

c/o:

3. The statute by or under which it was incorporated: **1306**

4. The date of its incorporation: __5/27/2021__

5. ***Check, and if appropriate, complete one of the following:***

__X__ **The amendment shall be effective upon filing these Articles of Amendment in the Department of State.**

_____ **The amendment shall be effective on:** ________________ **at** ____________
Date **Hour**

6. ***Check one of the following:***

_X_ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

_____ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

7. ***Check, and if appropriate, complete one of the following:***

_____ The amendment adopted by the corporation, set forth in full, is as follows

_X_ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

8. ***Check if the amendment restates the Articles:***

_____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this 29 day of August , 2022 .

AllCertified Inc.
Name of Corporation

Robert D. Greenbaum
Signature

Counsel
Title

MINUTES OF SPECIAL MEETING OF THE BOARD AND SHAREHOLDERS
OF ALLCERTIFIED, INC.

The special meeting of the Board of the Corporation was held at 233 s. 6TH Street, Apt 1309, Philadelphia, PA 19106 on August 19, 2022 at 10:30 a.m.

Present was Michael Eckstein, Dennis Egen and Adam Eckstein, all the members of the Board, and Michael G. Eckstein for The Topaz Group, Inc. and Dennis Egen for Engine Room Technology Company all the shareholders of the Company. Michael G. Eckstein served as secretary of the meeting.

Upon review of the proposed Amendment to the Articles of Incorporation attached hereto as Exhibit A, it was determined that it was in the best interest of the Company and the shareholders to adopt and file said Amendment.

Upon motion duly made, seconded and carried, it was

RESOLVED, that the Articles of Incorporation be amended in substantial conformity to the proposed Amendment, and that Michael G. Eckstein is authorized to implement such filing.

There being no further business before the meeting, it was, on motion duly made, seconded and carried, adjourned.

Date: August 19, 2022

Michael G. Eckstein, Secretary

EXHIBIT "A"

The Corporation shall issue two (2) classes of stock known as Class A and Class B shares, each with a par value of $0.0001/share. The shares currently held by The Topaz Group shall become Class A shares and all other shares shall be Class B shares. The two (2) classes shall have all the same rights and characteristics except as set forth below in the "Voting Rights" section.

Voting Rights: All shares shall be entitled to one (1) vote per share, except that all Class A shares shall be entitled to ten (10) votes per share. Upon transfer of Class A shares by the current owner to any other person or entity, whether by sale, gift or otherwise, the Class A shares shall convert to Class B shares.

Drag-Along Rights. If at any time shareholders holding at least fifty-one (51) percent of votes of the issued and outstanding shares ("Drag-Along Shareholder") receive an offer from a proposed transferee to purchase all of the capital stock of the Corporation, then Drag-Along Shareholders shall have the right to elect to cause the other shareholders (the "Other Shareholders") to sell, and such Other Shareholders shall be obligated to sell to the Proposed Transferee, at the same price per share and other terms and conditions as involved in such sale by the Drag-Along Shareholder to such Proposed Transferee, all of the shares of capital stock of the Corporation owned by such Other Shareholders.

Involuntary Transfer of Shares By Operation of Law. If any Shares of the Corporation are transferred by operation of law to any person or entity other than the Corporation or a deceased Shareholder's heirs or Estate, including, but without limitation, other existing Shareholders, a trustee in bankruptcy, a purchaser at a judicial sale or creditor's sale, or a guardian or conservator, the Corporation shall have the option, within ninety (90) days of receipt by the Corporation of actual notice of such transfer, to purchase all or any portion of the Shares so transferred for the following purchase price, terms and conditions: the pro rata portion of the "fair market value" of the Corporation on such date without any adjustment for control premium (or lack thereof), illiquidity or any other reason. The "fair market value" of the Corporation shall either be an amount agreed to by the parties, or in the event that the parties are unable to agree as to the "fair market value" after good faith negotiations, the amount shall be determined in accordance with the appraisal procedure hereinafter set forth. After good faith negotiations, either party may require an appraisal of the Corporation by delivering written notice thereof to the other party or parties. Following such notice, all parties to the transaction shall agree as to an independent, qualified appraiser. The appraiser shall establish the price at which a willing seller and a willing purchaser, neither being under compulsion to sell or purchase, would sell and purchase the Corporation taking into account all relevant factors including but not limited to, the financial condition, historical operating results and prospects for future business of the Corporation and its subsidiaries, if any. The parties shall be bound by the appraisal unless it is fraudulent or so grossly erroneous as to necessarily imply bad faith. If the parties cannot agree on an appraiser in good faith and within a reasonable time, then each party shall select one independent, qualified appraiser and those two appraisers shall select a third independent, qualified appraiser and the "fair market value" of the Corporation shall be the average of the three appraisals. Costs of the appraisal or appraisals are to be shared equally between the parties.

Dissolution. The Corporation shall be dissolved upon the occurrence of any of the following conditions:

(a) the approval by the Board of the dissolution of the Corporation

(b) the sale of substantially all of the assets of the Corporation;

(c) the entry of a decree of judicial dissolution of the Corporation; or

(d) any event not set forth above which under the Pennsylvania Business Corporation Law of 1988, as amended, requires dissolution of the Corporation.

Liquidation. Upon the dissolution of the Corporation or the sale of substantially all of the assets of the Corporation, it shall wind up its affairs and distribute its assets in accordance with applicable law, by either or a combination of the following methods, as the Board shall determine:

(a) by selling the Corporation's assets and, after the payment of the Corporation's liabilities, distributing the net proceeds therefrom to the Shareholders in proportion to their Shares and in satisfaction thereof, subject to the Topaz Parties' Liquidation Payment defined below; and/or

(b) with the unanimous consent of the Board, after the payment of the Corporation's liabilities, distributing all or a portion of Corporation's assets to the Shareholders in kind, subject to the Topaz Parties' Liquidation Payment defined below.

Shareholders shall have the right to bid on and purchase any or all of the assets of the Corporation being sold and all Shareholders shall receive not less than thirty (30) days' prior written notice of any proposed sale of Corporation assets; provided, however, if a Shareholder is overseeing such sale, such bid shall not be accepted unless unanimously approved by a majority of disinterested directors.

Upon liquidation or dissolution of the Corporation, whether voluntary or involuntary, each Class A share held by Topaz Parties shall be entitled to receive, out of the assets of the Corporation available for distribution to shareholders, whether from capital, surplus or earnings, and before any distribution of such assets to the other shareholders or any other Company security a liquidation preference of one dollar ($1.00) per share (as adjusted for stock splits, dividends, consolidations, recapitalizations and similar events), plus any unpaid dividends declared prior to any such liquidation or dissolution ("Topaz Parties' Liquidation Payment"). After setting apart or paying in full the liquidation preferences on Class A shares held by Topaz Parties, further distribution of the remaining available assets shall be made pro rata to all the holders of shares and/or holders of other Company securities according to the terms of such security.

No Recourse Against Shareholders. Except as otherwise provided by applicable law, upon dissolution of the Corporation each Shareholder shall look solely to the assets of the Corporation for the return of his capital contribution, and any outstanding loans. If the Corporation property remaining after the payment or discharge of the debts and liabilities of the Corporation is insufficient to return the capital contribution or any outstanding loans of each Shareholder, no Shareholder shall have recourse against any other Shareholder, director or officer.

Distribution Limitations. The Board may from time to time at any point during the fiscal year, declare and make dividends or other distributions.

(a) The Corporation shall not make any distribution of cash except to the extent the Corporation then has cash available in excess of the sum of (i) amounts reasonably required to pay or make provision for the payment of all Corporation expenses, plus (ii) all reserves that are considered reasonably necessary or appropriate by the Board; provided, however, to the extent that the Board reasonably foresees that the Corporation will receive cash or other consideration to satisfy liabilities not yet due and payable, the Board shall not be required to establish reasonable reserves to satisfy such liabilities prior to paying dividends or making any other distributions under this Article 5.

(b) Except as the Board may otherwise decide, distributions of cash shall only be made to the extent cash is available to the Corporation without requiring (i) a pledge of Corporation assets, (ii) the sale of Corporation assets at a time or on terms that the Board determines are not in the best interest of the Corporation, or (iii) a reduction in reasonable reserves for working capital or other corporate purposes.

Withholding. All amounts withheld pursuant to the Internal Revenue Code or any provisions of state or local tax law with respect to any payment or distribution to the Shareholders from the Corporation shall be treated as amounts distributed to the relevant Shareholder or Shareholders.

EXHIBIT G TO FORM C

TTW Materials

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 17 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 15, 2022.

metaMedia
metaKnyts | *Storytelling Through Blockchain*

Description of Business
metaKnyts is metaMedia's award-winning Afri-futurist saga on the battle for the soul of the metaVerse. metaKnyts is the world's first Crypto Comic™ and the future of digital collectibles. The saga unfolds across comics, animation, gaming, the metaverse, art, and film in new forms of collectible Crypto Media™ that can appreciate in value and be traded peer to peer independently of the series.

Reasons to Invest

- A next-generation media franchise at the epicenter of the graphic novel and comic industry, which generated revenues of $1.095B in the US and Canada alone in 2019; the gaming industry which generated $178B of revenues in 2021 and the digital collectibles industry which grew at CAGR of 14.2% to $11.8B in 2020 and is expected to grow at CAGR of 25.9% between 2021 and 2022. *(Comichron, Newzoo, Market Decipher)*
- Assisted by mentors such as Brittany Kaiser – Cambridge Analytica whistleblower star of Netflix documentary The Great Hack; Karen Hunter – Pulitzer prize winner and Sirius XM radio host.
- Strong partnerships with Microsoft, Ebony, Unanimous Games, Comic Republic and others, with ongoing negotiations with film studios and AAA publishers for IP licensing.

Team
Dele Atanda: Founder and CEO, Director, LinkedIn
Brittany Kaiser: Advisor, LinkedIn

Lattis
Lattis | *Next-Gen Software Platform for Micromobility*

Description of Business
Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

Team
Jack Al-Kahwati: CEO, LinkedIn
Jeremy Ricard: CTO, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.

- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision, Inc.
Swiss Precision, Inc. | *Serving Our Customers to Improve Their Quality of Life*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Avadi Engines
Avadi Engines | *Re-Imagining Power*
https://www.avadiengines.com

Description of Business
Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

Reasons to Invest

- Our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel. According to internal testing.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, with more patents pending, including in Australia, Japan, Korea, China and the vast number of countries covered by the PCT (Patent Cooperation Treaty).

Team
Landon Wilkinson: CEO & President – LinkedIn
Michel Arseneau: Chief Technology Officer

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Milo Health

Milo Health, *Better | simpler prescription care*

https://milorx.com

Description of Business

Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.
- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

Team
Ameer Youssef: Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | *Sports Gambling Social Media and Advertising*
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | *Built for Independent Artists Worldwide*
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Malagon: CEO/Founder – LinkedIn
Josh Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

California Cowboy
California Cowboy | *Head for the Thrills*

Description of Business
California Cowboy is a direct-to-consumer apparel brand that is one of the first companies to create the 'after sport' apparel category. The brand utilizes its unique social technical design approach to produce a vibrant style that brings out the inner extrovert in all who wear it. With unique elements that enhance functionality, every piece of clothing is meant to augment the social experience of the wearer.

Reasons to Invest

- California Cowboy creates social technical apparel that blends style with functionality and targets the "after-sports" apparel market.
- The global outdoor recreational goods sporting market had a 2021 market size of $120 billion (source).
- Our Founder CEO Drew Clark previously ran a global $400M+ annual revenue franchise at Levi Strauss. Board members include the former President of Levi's Global Retail, former Global Head of Digital at Marc Jacobs, and former Leader at McKinsey and Company's Global Retail Practice.

Team
Andrew Clark: Founder, President, Director & CEO- LinkedIn
Charles Brown: Chief Financial Officer- LinkedIn

Blueprint Diagnostics
Blueprint Diagnostics | *Revolutionizing Cancer Treatment and Prevention*
https://blueprintgenetics.com/

Description
Blueprint Diagnostics is developing technology to optimize cancer treatment. With one simple genetic test, we are able to determine an individual's sensitivity to a drug which is indicative of a high chance the drug will work. Additionally, we believe we can predict with 100% accuracy whether the patient is resistant to the drug or not, indicating the drug for sure won't work. We are currently seeking FDA approval for higher insurance reimbursement.

Reasons to Invest

- 75% of all cancer drugs will not work for a person because of their genetic profile. We believe our technology has the ability to cut that number in half.
- The market for cancer treatment is expected to reach $268B by 2026 and the genetic testing market is predicted to be valued at $21M by 2027 (Source, Source). According to our research, no one else has developed technology like ours.
- We are currently preparing our first breast cancer test for FDA approval, with tests for more types of cancers already in development.

Team
Jamie Fettig: CEO, Director, President, Vice-President, Treasurer, Sales & Secretary, LinkedIn

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